

June 15, 2012

Via U.S. mail
Huiping Yan
Chief Financial Officer
Home Inns & Hotels Management Inc.
No. 124 Caobao Road
Xuhui District, Shanghai
People's Republic of China 200235

> **Re:** **Home Inns & Hotels Management Inc.**
> **Form 20-F for fiscal year ended December 31, 2011**
> **Filed April 24, 2012**
> **File No. 1-33082**

Dear Mr. Yan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for fiscal year ended December 31, 2011

General

1. We note your acquisition of Motel 168 International Holdings Limited for an acquisition price of $470 million. Please provide to us your significance tests pursuant to Rule 1-02(w) and Rule 3-05 of Regulation S-X regarding such acquisition, or tell us why such tests were not performed and the basis for your conclusion.

Item 5. Operating and Financial Review and Prospects, page 37

B. Liquidity and Capital Resources, page 52

Capital Expenditures, page 54

2.   We note the increasing amount of capital expenditures to meet the growth of your business. Please tell us, and disclose in future periodic filings if material, the amount of general and administrative costs capitalized for each year presented. In addition, please provide any explanation for the fluctuation of these amounts from year to year.

Item 18. Financial Statements, page F-1

Notes to the Consolidated Financial Statements, page F-10

9. Intangible Assets and Unfavorable Lease, page F-27

3.   Please tell us how you have considered any fixed rate renewal options into your calculation for the fair value of unfavorable lease liabilities and the associated amortization period.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Huiping Yan
Home Inns & Hotels Management Inc.
June 15, 2012
Page 3

       You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding comments on the financial statements and related matters.

       Sincerely,

       /s/ Kevin Woody

       Kevin Woody
       Accounting Branch Chief